UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AMERICAN LORAIN CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

027297100
(CUSIP Number)

Si Chen
Beihuan Road
Junan County
Shandong, China 276600
(+86) 539-7318818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Squire Sanders (US) LLP
Suite 1207, 12th Floor
Shanghai Kerry Centre
1515 Nanjing Road West
Shanghai, China 200040
Attention: James Hsu
Telephone: +86.21.6103.6360

October 9, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 027297100	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Si Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,050,785 shares of common stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 16,050,785 shares of common stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,050,785 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.5%
14	TYPE OF REPORTING PERSON (see instructions) IN

Introduction

     This Amendment No. 2 (this "Amendment") relates to the Schedule 13D filed on September 24, 2007, as amended on January 6, 2009 (the "Schedule 13D"), by Mr. Si Chen (the "Reporting Person") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of American Lorain Corporation (the "Company").

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

     The Reporting Person anticipates that approximately US$29,531,342 will be expended in acquiring the 18,457,089 outstanding shares of Common Stock owned by shareholders of the Company other than the Reporting Person (the “Publicly Held Shares”). This amount does not include the estimated funds required to pay for any outstanding options or warrants to purchase Common Stock or any transaction costs associated with such acquisition.

     The Reporting Person intends to finance the Proposed Transaction (as described in Item 4 below) with a combination of debt and equity capital; shares of Common Stock may be pledged to secure financing. The Reporting Person is in discussions with potential financing sources.

Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

     On October 9, 2012, the Reporting Person submitted a preliminary, non-binding proposal (the “Proposal”) to the Company’s Board of Directors for the acquisition of all of the Publicly Held Shares for US$1.60 per share (the “Proposed Transaction”).

     The Reporting Person intends to finance the Proposed Transaction with a combination of debt and equity capital; shares of Common Stock may be pledged to secure financing. The Reporting Person is in discussions with potential financing sources.

     Any definitive agreement entered into in connection with the Proposed Transaction is likely to be subject to customary closing conditions, including approval by the Company’s stockholders of the terms of the Proposed Transaction, accuracy of the representations and warranties given by the parties to the merger agreement, compliance by each party to the merger agreement with its covenants thereunder, and the absence of a material adverse effect.

     If the Proposed Transaction is completed, the shares of Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NYSE AMEX Stock Exchange.

     The foregoing summary of certain provisions of the Proposal is not intended to be complete. Except as indicated above, the Reporting Person does not have any plans or proposals which would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company’s business or corporate structure;

          (g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

          (a) - (b) As of the date of this statement, the Reporting Person beneficially owns 16,050,785 shares of Common Stock, representing approximately 46.5% of the issued and outstanding shares of Common Stock, based on 34,507,874 shares of Common Stock issued and outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012. The Reporting Person has the sole power to vote and dispose of such shares.

          (c) During the 60 days preceding the filing of this Amendment, the Reporting Person has not effected any transactions in the Common Stock.

          (d) None.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     For a brief description of the principal terms of the Proposed Transaction and the Proposal, please refer to Items 3, 4 and 5 above which are incorporated herein by reference.

     Pursuant to a Make Good Escrow Agreement (the “Make Good Agreement”), dated as of September 9, 2010, the Reporting Person has agreed to transfer to certain purchasers (“Purchasers”) of securities of the Company pursuant to a Securities Purchase Agreement, dated as of September 9, 2010 (the “Securities Purchase Agreement”), additional shares of Common Stock owned by him in the event the Company fails to satisfy certain earnings per share targets in 2010, 2011 and 2012. As described in the Make Good Agreement, in the event that the Company’s earnings per share, as calculated therein, were less than $0.55 for the year ending December 31, 2010 or grew annually by less than 125% for the year ended December 31, 2011 or grow by less than 120% for the year ended December 31, 2012, the Purchasers are entitled to receive from the Reporting Person (subject to certain limitations) additional shares of Common Stock in amounts calculated in accordance with the formulas described therein. To date, no share transfers have been required under the Make Good Agreement.

     The Reporting Person has placed 1,300,000 shares of the Company’s Common Stock owned by him (“Escrow Shares”) in escrow to satisfy his obligations under the Make Good Agreement. 1,000,000 of the Escrow Shares (as equitably adjusted for any stock split, stock combination, recapitalization or similar transaction) are allocated exclusively to Tongley Investment Ltd. (the “Lead Purchaser”) and the remaining 300,000 Escrow Shares (as equitably adjusted for any stock split, stock combination, recapitalization or similar transaction) are allocated exclusively to the Purchasers other than the Lead Purchaser. In addition, the Reporting Person has agreed to reserve an additional 3 million shares of his Common Stock to satisfy any share delivery requirements under the Make Good Agreement in excess of the Escrow Shares. The Reporting Person retains voting control over the Escrow Shares until any transfer is effected under the Make Good Agreement.

     In addition, the Reporting Person has entered into a Stockholder Agreement with the Purchasers, pursuant to which the Reporting Person has agreed to provide notice to the Purchasers of the terms of any proposed transfer of securities of the Company (subject to certain exceptions) and the Purchasers shall have the first option to purchase their pro rata portion of such securities at a purchase price equal to the price quoted in the notice. Additionally, if the Reporting Person seeks to transfer more than 1,000,000 shares of Common Stock, the Purchasers have the right to sell their pro rata portion of up to half of the total amount of shares proposed to be sold by the Reporting Person. Furthermore, if the Reporting Person seeks to transfer more than 30% of the Common Stock owned by him as of September 9, 2010, the Purchasers will have the right to sell all of their Common Stock on the same terms and conditions and at the same price per share and to the same transferee to whom the Reporting Person proposes to sell his Common Stock. Additionally, as long as the Purchasers own more than 20% of the shares acquired under the Securities Purchase Agreement, the Reporting Person shall not effect any transaction that would directly cause him not to be the largest stockholder of the Company, and he shall remain Chief Executive Officer of the Company.

     Pursuant to a Share Pledge Agreement, dated October 19, 2010 (the “Share Pledge Agreement”), the Reporting Person has pledged approximately 5,313,574 shares of Common Stock (the “Pledged Shares”) for the benefit of DEG-Deutsche Investitions- und Entwicklungsgesellshaft mbH (“DEG”) in order to secure the obligations of the Company and its subsidiary Junan Hongrun Foodstuff Co. Ltd. (the “Borrower”) under a Loan Agreement, dated May 31, 2010, among the Company, DEG and the Borrower (the “Loan Agreement”). In the event that the value of the Pledged Shares is less than 150% of the amounts made available to the Borrower under the Loan Agreement, DEG has the right to require that the Reporting Person pledge additional shares under the Share Pledge Agreement. For so long as no event of default under the Loan Agreement has occurred, the Reporting Person retains all voting rights with respect to the Pledged Shares.

     To the knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Non-Binding Proposal Letter
Exhibit 99.2	Make Good Escrow Agreement, dated as of September 9, 2010, among the Company, the Reporting Person, the purchasers named therein and Collateral Agents, LLC (incorporated by reference from Exhibit 99.2 to the Current Report on Form 8-K filed by the Company on September 13, 2010)
Exhibit 99.3	Stockholder Agreement, dated as of September 9, 2010, among the Company, the Reporting Person and the purchasers named therein (incorporated by reference from Exhibit 99.4 to the Current Report on Form 8-K filed by the Company on September 13, 2010)
Exhibit 99.4	Share Pledge Agreement, dated as of October 19, 2010, among the Reporting Person, DEG, Phillips Nizer, LLP and the Company
Exhibit 99.5	Power of Attorney

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2012

/s/ Si Chen
Name: Si Chen